SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO
FILED PURSUANT TO 13d-2
Simcere Pharmaceutical Group

(Name of Issuer)
Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)
82859P 10 41

(CUSIP Number)
December 31, 2007

(Date of Event Which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☑	Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
[Continued on following pages]

[1]	This CUSIP number applies to the Issuer’s American Depositary Shares, each representing two Ordinary Shares.

SIGNATURE
EX-99.1 JOINT FILING AGREEMENT

CUSIP No.	82859P 10 4	Page	2	of	8

1	NAMES OF REPORTING PERSONS Assure Ahead Investments Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

	5	SOLE VOTING POWER

NUMBER OF		26,437,600 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,437,600 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,437,600 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	82859P 10 4	Page	3	of	8

1	NAMES OF REPORTING PERSONS Hony Capital II, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		26,437,600 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,437,600 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,437,600 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	82859P 10 4	Page	4	of	8

1	NAMES OF REPORTING PERSONS Hony Capital II GP Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	5	SOLE VOTING POWER

NUMBER OF		26,437,600 Ordinary Shares

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		26,437,600 Ordinary Shares

WITH:	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

26,437,600 Ordinary Shares

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

20.8%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP NO. 82859P 10 4	Schedule 13G	Page 5 of 8 Pages
ITEM 1(a).	NAME OF ISSUER:

Simcere Pharmaceutical Group (the “Issuer”)

ITEM 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

No. 699-18 Xuan Wu Avenue Xuan Wu District, Nanjing Jiangsu Province 210042 People’s Republic of China

ITEM 2(a).	NAME OF PERSON FILING:

This Schedule 13G is filed by and on behalf of (a) Assure Ahead Investments Limited, (b) Hony Capital II, L.P. and (c) Hony Capital II GP Ltd. Hony Capital II, L.P. holds a majority equity interest in Assure Ahead Investments Limited and has the sole right to appoint and remove all directors of Assure Ahead Investments Limited. Pursuant to Rule 13d-3 under the Act, Hony Capital II, L.P. may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Assure Ahead Investments Limited. Hony Capital II GP Ltd. is the general partner of Hony Capital II, L.P. Pursuant to Rule 13d-3 under the Act, Hony Capital II GP Ltd. may be deemed to be the beneficial owner of the Ordinary Shares of the Issuers beneficially owned by Hony Capital II, L.P. Assure Ahead Investments Limited, Hony Capital II, L.P. and Hony Capital II GP Ltd. are making this single, joint filing pursuant to Rule 13d-1(k) of the Act because each of them is reporting as to the beneficial ownership of the same securities.

ITEM 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE, OR, IF NONE, RESIDENCE:

The address of principal business office of each of Assure Ahead Investments Limited, Hony Capital II, L.P. and Hony Capital II GP Ltd. is 6th Floor, South Tower C, Raycom InfoTech Park, No.2 Kexueyuan Nanlu, Haidian District, Beijing 100080, the People’s Republic of China

ITEM 2(c)	CITIZENSHIP:

Assure Ahead Investments Limited is a British Virgin Islands company. Hony Capital II, L.P. and Hony Capital II GP Ltd. are chartered in Cayman Islands.

CUSIP NO. 82859P 10 4	Schedule 13G	Page 6 of 8 Pages
ITEM 2(d).	TITLE OF CLASS OF SECURITIES:

Ordinary Shares

ITEM 2(e).	CUSIP NUMBER:

82859P 10 4

ITEM 3.	STATEMENT FILED PURSUANT TO RULE 13d-1(b) or 13d-2(b) or (c):

Not applicable.

ITEM 4.	OWNERSHIP.

The following information with respect to the ownership of the Ordinary Shares of the Issuer by the persons filing this statement is provided as of December 31, 2007. The percentage amounts are based on 127,209,200 Ordinary Shares outstanding as of December 31, 2007, as derived from the Issuer’s corporate records.

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or to direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:
Assure Ahead Investments Limited	26,437,600	20.8%	26,437,600	—	26,437,600	—

Hony Capital II, L.P.	26,437,600	20.8%	26,437,600	—	26,437,600	—

Hony Capital II GP Ltd.	26,437,600	20.8%	26,437,600	—	26,437,600	—
Assure Ahead Investments Limited is the record holder of 26,437,600 Ordinary Shares of the Issuer. Hony Capital II, L.P. holds a majority equity interest in Assure Ahead Investments Limited and has the sole right to appoint and remove all directors of Assure Ahead Investments Limited. Pursuant to Rule 13d-3 under the Act, Hony Capital II, L.P. may be deemed to be the beneficial owner of the Ordinary Shares of the Issuer owned by Assure Ahead Investments Limited. Hony Capital II GP Ltd. is the general partner of Hony Capital II, L.P. Pursuant to Rule 13d-3 under the Act, Hony Capital II GP Ltd. may be deemed to be the beneficial owner of the Ordinary Shares of the Issuers beneficially owned by Hony Capital II, L.P.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

Not applicable

CUSIP NO. 82859P 10 4	Schedule 13G	Page 7 of 8 Pages
ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

Hony Capital II, L.P. is the controlling shareholder of Assure Ahead Investments Limited. Hony Capital II GP Ltd. holds a general partnership interest in Hony Capital II, L.P.

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

Not applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP.

Not applicable

ITEM 10.	CERTIFICATION.

Not applicable

CUSIP NO. 82859P 10 4	Schedule 13G	Page 8 of 8 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: February 12, 2008

Assure Ahead Investments Limited
By:	/s/ Yonggang Cao
Yonggang Cao
Director

Hony Capital II, L.P. Acting by its general partner Hony Capital II GP Ltd.
By:	/s/ John Huan Zhao
John Huan Zhao
a duly authorized representative

Hony Capital II GP LTD.
By:	/s/ John Huan Zhao
John Huan Zhao
Director